Mail Stop 4561

    								September 30, 2005

Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, MD  20706

Re:  	Vocus, Inc.
	Amendment No. 3 to Form S-1
      	Filed on September 9, 2005
	File No. 333-125834

Dear Mr. Rudman:

    	We have reviewed your responses and have the following comments.

Summary
1. See prior comment 2. Please expand the disclosure to expressly state, in connection with your first reference to the $59 billion budgetary estimate, that such amount does not represent the size of the market for your solutions, which you estimate to be at $2 billion.

Management`s Discussion and Analysis
2. See prior comment 6.  We note your revised disclosure on page
27
to the effect that price increases have ranged from 5 to 10% since 2003 and your supplemental response that you do not consider price increases to have been a contributing factor to revenue growth specifically for the year ended December 31, 2004 or the six months ended June 30, 2005. Price increases of 10% appear to be significant and should be discussed in the periods in which they occurred. Moreover, because you experienced material increases in revenues for each of the periods presented, a narrative discussion of the impact of changes in price versus volume should be provided for each relevant period. Please tell us why you are unable to make reasonable assumptions you could disclose that would enable you to estimate the effect the price changes had on your revenues.
3. We note your response letter describing various limitations on your ability to quantify the extent to which changes in revenue are due to changes in prices or volumes sold. The fact that your prices charged vary depending on the subscription terms and that you offer discounts and incentives does not preclude you from comparing prices from one period to the next. Please revise your MD&A consistent with the above.

Business
4. See prior comment 9. We do not consider $4,500 to be a nominal cost. If you continue to include market estimates attributed to a third party in your registration statement, obtain a consent from IDC and file the consent as an exhibit. See Rule 436(a). Alternatively, we will not object if you remove the reference to IDC and revise the disclosure to express the statements as Vocus` views, based on its market research and analysis.
5. We note the added disclosure on page 47 regarding the data license agreements filed as exhibits to the registration statement.
Please
disclose in more precise terms here and elsewhere as discussed in the prospectus what portion of your acquired third-party content you replaced with content developed internally in 2005. Also disclose whether you consider any of these suppliers to be single source suppliers the loss of whom would substantially affect your business.

Underwriting
6. We note that the underwriters have reserved shares for sale directly to employees and other persons designated by you. See page
68. Supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications or funds are received by the underwriter or the company. How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Vocus, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page F-13
7. We note your reference to a third-party valuation used to estimate the fair value of your common stock in the Gnossos acquisition.
In
addition, we note the reference on page 29 to third-party valuations used to estimate the fair value of your common stock. Tell us what consideration you gave to identifying the valuation specialist and including the expert`s consent pursuant to Section 436(b) of Regulation C.

    	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at 202-551-3479 or Melissa Walsh at 202-551-3224, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Stephen A. Riddick, Esq.
      Greenberg Traurig, LLP
      	800 Connecticut Avenue, N.S.  Suite 500
      	Washington, D.C.  20006


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Richard Rudman
Vocus, Inc.
September 30, 2005
Page 2